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                   Filed by Etablissements Delhaize Freres et Cie "Le Lion" S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Delhaize America, Inc.
                                                     Commission File No. 1-15275

[DELHAIZE GROUP LOGO]      [DELHAIZE AMERICA LOGO]


April 18, 2001

FOR IMMEDIATE RELEASE

     DEADLINE SET FOR INVESTORS WHO OWN DELHAIZE AMERICA SHARES THROUGH DEPOSITORY TRUST COMPANY TO ELECT SHARES OR ADRS

Brussels, Belgium and Salisbury, N.C. - Delhaize America, Inc. (NYSE: DZA, DZB) and Delhaize Group (Euronext: DELB) have set a deadline of April 25, 2001 for investors who hold shares of Delhaize America through The Depository Trust Company (DTC) to make an election for either Delhaize Group ordinary shares or Delhaize Group American Depositary Receipts (ADRs).

The election deadline has been set for holders of Delhaize America shares through DTC in anticipation of the approval by shareholders of Delhaize America of a share exchange agreement between Delhaize America and Delhaize Group at a special shareholders meeting to be held on April 25, 2001. If the share exchange agreement is approved by the Delhaize America shareholders, it is anticipated that Delhaize Group ADRs will begin trading on the New York Stock Exchange on April 26, 2001, the day following the closing of the share exchange.

Shareholders who do not hold their Delhaize America common stock through DTC will, shortly after the closing of the share exchange, be sent an election form, which will allow such shareholders to elect between receiving Delhaize Group ordinary shares and Delhaize Group ADRs in exchange for all of such shareholders' Delhaize America common stock. These shareholders should make an election upon receipt of the election form at such later time.

Investors who hold Delhaize America common stock through DTC who do not make an election prior to 4:15 p.m. on April 25, 2001 will automatically receive Delhaize Group ADRs in the share exchange.

ABOUT DELHAIZE AMERICA

Salisbury, N.C.-based Delhaize America is the parent company of Food Lion, Hannaford Bros. and Kash n' Karry. With more than 1,400 stores from Maine to Florida, Delhaize America is one of the leading supermarket operators in the U.S. In 2000, Delhaize America achieved sales of USD 12.7 billion (EUR 13.7 billion) and net earnings of USD 155.5 million (EUR 168.7 million). For more information, visit the Delhaize America web site at www.delhaizeamerica.com.

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ABOUT DELHAIZE GROUP

Delhaize Group is a food retailer headquartered in Belgium and listed on Euronext Brussels. At the end of 2000, Delhaize Group's sales network consisted of 2,310 stores in 10 countries on three continents. In 2000, Delhaize Group achieved sales of EUR 18.2 billion (USD 16.9 billion) and net earnings of EUR
160.7 million (USD 148.8 million). Delhaize Group employs approximately 152,000 persons. For more information, visit the Delhaize Group web site at www.delhaizegroup.com.

INFORMATION FOR INVESTORS

Questions can also be emailed to Investor@delhaizegroup.com.

INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS THAT WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY DELHAIZE GROUP AND DELHAIZE AMERICA IN CONNECTION WITH THE SHARE EXCHANGE. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION, INCLUDING THE IDENTITIES OF THE PARTICIPANTS IN ANY SOLICITATION OF PROXIES OR CONSENTS FROM DELHAIZE AMERICA SHAREHOLDERS AND A DESCRIPTION OF SUCH PARTICIPANTS' INTERESTS IN ANY SUCH SOLICITATION. FREE COPIES OF THE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE AT EITHER DELHAIZE GROUP HEADQUARTERS IN BRUSSELS, BELGIUM, OR DELHAIZE AMERICA HEADQUARTERS IN SALISBURY, NORTH CAROLINA. YOU MAY ALSO VIEW THE FILINGS AT WWW.SEC.GOV.

SAFE HARBOR

This press release is not an offer or the solicitation of an offer to acquire any securities of Delhaize Group or Delhaize America and no such offer or solicitation will be made except in compliance with applicable securities laws.

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group's and Delhaize America's filings with the Securities and Exchange Commission. Neither Delhaize Group nor Delhaize America undertakes any obligation to update this forward-looking information except as required by law.

CONTACTS

DELHAIZE GROUP
Guy Elewaut +32 (0) 2 412 29 48
Geoffroy d'Oultremont +32 (0) 2 412 83 21

DELHAIZE AMERICA
Media:  Tawn Earnest (704) 633-8250, ext. 2185
Investors:  Amy Shue (704) 633-8250, ext. 2529

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